

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Stuart Gleichenhaus
Interim Chief Financial Officer
Covetrus, Inc.
7 Custom House Street
Portland, ME 04101

>   **Re: Covetrus, Inc.**
>   **Form 10-K for the Year Ended December 31, 2019**
>   **Filed March 3, 2020**
>   **File No. 001-38794**

Dear Mr. Gleichenhaus:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Trade & Services